February 11, 2008

Mail Stop 7010

By U.S. Mail and facsimile to (425) 265-2425

Janis Harwell

Chief Executive Officer
Intermec, Inc.
6001 36th Avenue West
Everett, WA 98203-1264

       Re: Intermec, Inc.
              Definitive 14A
              Filed April 10, 2007
              File No. 1-13279

Dear Ms. Harwell:

     We have reviewed your response letter dated December 11, 2007 and have the following comment. Please respond to our comment by February 25, 2008 or tell us by that time when you will provide us with a response. If the comment requests revised disclosure in future filings, please confirm in writing that you will comply with the comment in your future filings and also explain to us how you intend to comply. We welcome any questions you may have about our comment or any other aspect of our review.

1. We reissue comment 6 of our September 26, 2007 letter. Please describe with greater specificity how the disclosure of your performance targets and goals would cause you competitive harm.

     Please contact me at (202) 551-3729 with any questions.

                          Sincerely,

                          Craig Slivka
                          Staff Attorney